SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor - part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ [National Directory of Legal Entities of the Ministry of Finances] 02.558.074/0001-73
N I R E [Corporate State Registry Number] 35.3.001.587.9-2
Public Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS

OF TELESP CELULAR PARTICIPAÇÕES S.A.

1. DATE, TIME, AND PLACE: October 8, 2004, at 6:00 p.m., exceptionally at Praia do Botafogo, 501, 7º andar, Rio de Janeiro , RJ.

2. BOARD: Felix Pablo Ivorra Cano - Chairman of the Meeting; Evandro Luís Pippi Kruel - Secretary.

3 INSTALLATION: Installation of the meeting with the attendance of the members of the Board of Directors subscribing below, with quorum under the terms of the By-Laws.

4. AGENDA: The members of the Board of Directors present to the meeting, have resolved upon the following, with unanimity of votes and without any restrictions :

4.1 . Whereas (i) the Company has incurred high financial costs that have impacted negatively its result in the past thirteen (13) quarters; (ii) in accordance with the Notice of Material Fact published on August 25, 2004, the Company commenced, with respect to holders of preferred shares issued by Tele Centro Oeste Celular Participações S.A., a voluntary public tender offer for the acquisition of up to 84,252,534,000 preferred shares (" VTO "), which shall result the increase of the net debt of the Company in up to R$ 902,000,000.00 (nine hundred and two million Reais), assuming the full financial liquidation of the VTO; (iii) the Company desires to reduce its level of net debt and to obtain financial flexibility and flexibility for its investment program, and , (iv) there are credits in the Company's accounts corresponding to the tax benefit from goodwill effectively realized in year 2003, registered in favor of the shareholder Portelcom Participações S.A., in the amount of R$53,895,871.47 (fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one Reais and forty-seven centavos), the Directors present to the meeting resolved to approve the proposal of the Board of Officers of the capital increase within the limit of the authorized capital.

4.2. The capital increase shall observe the following terms and conditions:

(a)  the amount of the capital increase shall be of up to R$2,053,895,871.47 (two billion, fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one Reais and forty-seven centavos), of which up to R$2,000,000,000.00 (two billion Reais) shall be paid in cash, and a portion equal to R$53,895,871.47 (fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one Reais and forty-seven centavos), corresponding to the tax benefit from goodwill effectively realized in year 2003, shall be subscribed for with credits by the shareholder Portelcom Participações S.A, considering that the Company shall maintain its decision to increase its capital provided that the minimum amount to be defined by the Board of Directors is subscribed, after the determination of the price, under the terms of item (e) below;

(b)  new common and preferred shares shall be issued for private subscription at the ratio determined in item 4.3 below;

(c) the preemptive right for subscription of shares in the capital increase shall be extended to the holders of American Depositary Shares (" ADSs ") traded in the North-American market, which may be exercised in the period to be disclosed at the appropriate time, under the terms of North-American legislation;

(d) a registration statement referred to as a Registration Statement on Form F-3 (" F- 3 " ) will be filed at the appropriate time with the Securities and Exchange Commission (" SEC ") relating to the participation in the capital increase by North-American investors who hold preferred shares of the Company and ADSs representing preferred shares of the Company; and

(e) the issue price of the shares of the Company in the capital increase shall be determined by the Board of Directors after the F-3 becomes effective, taking into account the market price of the preferred shares issued by the Company, under the terms of Article 170, §1, item III, of Law no. 6,404, dated December 15, 1976, and under the provisions of CVM Advisory Opinions no. 1, dated September 27, 1978, and no. 5, dated December 3, 1979. Subject to market conditions, and based on the studies and recommendations to be formulated by the financial advisors of the Company, the issue price may represent a discount in relation to said market price.

4.3. The final amount, in Reais, of the capital increase, the issue price of the shares, the eventual discount, the exact ratio of shares to be issued, and the other terms and conditions of the capital increase will be defined by the Board of Directors of the Company after the F-3 becomes effective and will be disclosed through a notice to the shareholders.

5. END OF THE MEETING: There being nothing further to discuss, the meeting was adjourned, of which meeting were drafted these minutes, which were read, approved, and signed by the Directors present and by the Secretary, all in the pertinent book.

Signatures: Felix Pablo Ivorra Cano - Chairman of the meeting and Chairman of the Board of Directors; Shakhaf Wine - Member of the Board of Directors; Antonio Gonçalves de Oliveira - Member of the Board of Directors; Fernando Xavier Ferreira - Member of the Board of Directors represented by Mr. Felix Pablo Ivorra Cano; Ernesto Lopez Mozo, Ignácio Aller Mallo, Luis Miguel Gilpérez López, Carlos Manuel de L. e V. Cruz - Members of the Board of Directors represented by Mr. Felix Pablo Ivorra Cano; Zeinal Abedin Mohamed Bava; Pedro Manuel Brandão Rodrigues and Eduardo Perestrelo Correia de Matos - Members of the Board of Directors represented by Mr. Shakhaf Wine; Evandro Luís Pippi Kruel - Secretary of the Board of Directors.

I do hereby certify that this is a faithful copy of the minutes registered in the Book of Meetings of the Board of Directors of the Company.

Evandro Luís Pippi Kruel
Secretary of the Meeting
OAB/RS nº 18,780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.